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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3 - Exit Filing )*

Triton PCS Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

89677M 10 6

(Cusip Number)

October 26, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Page 1 of 8 Pages)

13G
CUSIP No. 89677M 10 6

1.	Name of Reporting Person: AT&T Wireless PCS, LLC		I.R.S. Identification Nos. of above persons (entities only): 22-3330080

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑	Joint Filing

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: OO (limited liability company)

13G
CUSIP No. 89677M 10 6

1.	Name of Reporting Person: AT&T Wireless Services, Inc.		I.R.S. Identification Nos. of above persons (entities only): 91-1379052

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑	Joint Filing

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

     On July 7, 2004, AT&T Wireless Services, Inc. (“AT&T Wireless”) and AT&T Wireless PCS, LLC (“AT&T Wireless PCS”) entered into an agreement to surrender to Triton PCS Holdings Inc. (“Triton PCS”) all of the shares in Triton PCS held by AT&T Wireless PCS. The surrender of the Triton PCS shares was completed on October 26, 2004. Consequently, AT&T Wireless and AT&T Wireless PCS no longer have any beneficial ownership of the Class A Common Stock of Triton PCS.

Item 1.

(a)	NAME OF ISSUER: Triton PCS Holdings, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 1100 Cassatt Road Berwyn, PA 19312

Item 2.

(1)(a)	NAME OF PERSON FILING: AT&T Wireless PCS, LLC

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: 7277 164th Avenue NE, Building 1 Redmond, WA 98052

(c)	CITIZENSHIP: Delaware

(d)	TITLE OF CLASS OF SECURITIES: Class A Common Stock

(e)	CUSIP NUMBER: 89677M 10 6

(2)(a)	NAME OF PERSON FILING: AT&T Wireless Services, Inc.

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: 7277 164th Avenue NE, Building 1 Redmond, WA 98052

(c)	CITIZENSHIP: Delaware

(d)	TITLE OF CLASS OF SECURITIES: Class A Common Stock

(e)	CUSIP NUMBER: 89677M 10 6

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

     Not Applicable

Item 4. Ownership

This is the Reporting Persons’ final amendment to the Schedule 13G and is an exit filing. As of October 26, 2004, the Reporting Persons no longer beneficially own any capital stock of Triton PCS.

AT&T WIRELESS PCS, LLC

(a)	Amount beneficially owned:		-0-

(b)	Percent of Class		0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	-0-

	(ii)	Shared power to vote or to direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	-0-

	(iv)	Shared power to dispose or to direct the disposition of	-0-

AT&T WIRELESS SERVICES, INC.

(a)	Amount beneficially owned:		-0-

(b)	Percent of Class		0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote	-0-

	(ii)	Shared power to vote or to direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	-0-

	(iv)	Shared power to dispose or to direct the disposition of	-0-

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the
Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2004	AT&T WIRELESS PCS, LLC

By: AT&T Wireless Services, Inc. Its: Manager

	By:	/s/ Stephen A. McGaw

	Title:	Stephen A. McGaw Vice-President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2004	AT&T WIRELESS SERVICES, INC.

	By:	/s/ Stephen A. McGaw

	Title:	Stephen A. McGaw Vice-President